Salient MLP & Energy Infrastructure Fund

4265 San Felipe

Suite 800

Houston, Texas 77027

May 25, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brion R. Thompson, Senior Counsel
Division of Investment Management

Re: Salient MLP & Energy Infrastructure Fund (the “Fund”)
Post-Effective Amendment No. 5 to Registration Statement on Form N-2
(333-172654; 811-22530)

Dear Mr. Thompson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the Fund hereby requests that the staff of the Division of Investment Management accelerate the effective date of the Fund’s 1933 Act Registration Statement on Form N-2, as amended, to 2:00PM, Eastern Standard Time, on Wednesday, May 25, 2011, or as soon thereafter as possible.

In connection with such request the Fund acknowledges that:

1. Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

2. The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the filing; and

3. The Fund will not assert the staff’s acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Furthermore, the Fund is aware that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review of and the Fund’s comments on this and other filings made with respect to the Registration Statement.

Very Truly Yours,

Salient MLP & Energy Infrastructure Fund

By:	/s/ John E. Price
Name: John E. Price
Title: Principal Financial Officer

[Stifel Letterhead]

May 25, 2011

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Mr. Brion Thompson

Re:	Salient MLP & Energy Infrastructure Fund – Registration Statement on Form N-2
(File Nos. 333-172654 and 811-22530) (the “Registration Statement”).

To the Commission:

As representatives of the several underwriters of the proposed initial public offering (the “Offering”) of Salient MLP & Energy Infrastructure Fund (the “Registrant”), we hereby join the Registrant’s request for acceleration of effectiveness of the Registration Statement to 2:00 pm, Eastern Time, on May 25, 2011, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the Offering, dated May 4, 2011, through the date hereof:

Preliminary Prospectus dated May 4, 2011

18,959 copies to prospective underwriters, institutional investors, dealers and others.

Additionally, pursuant to Rule 461(b)(2) of the Act, copies of the Registration Statement, including the Statement of Available Information required by Rule 430(b) of the Act, have been made available to each of the several underwriters participating in the Offering.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED
RBC CAPITAL MARKETS, LLC
MORGAN KEEGAN & COMPANY, INC.
OPPENHEIMER & CO., INC.
ROBERT W. BAIRD & CO. INCORPORATED
BB&T CAPITAL MARKETS, A DIVISION OF SCOTT & STRINGFELLOW, LLC

As representatives of the several underwriters

By: STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Justin P. Bowman
Name:	Justin P. Bowman
Title:	Managing Director